Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Reports 13.6% Increase in Second Quarter Net Income

Announces $25 Million Stock Repurchase Program

HOUSTON, TX, August 19, 2010 -- Stage Stores, Inc. (NYSE: SSI) today reported that net income for the second quarter ended July 31, 2010 increased 13.6% to $10.3 million from $9.1 million for the prior year second quarter ended August 1, 2009. Diluted earnings per share were $0.27 this year versus $0.24 last year.

Net income for the six months ended July 31, 2010 increased 53.0% to $12.5 million from $8.2 million for prior year period. Diluted earnings per share were $0.32 this year versus $0.21 last year.

The Company also announced today that its Board of Directors has approved a new Stock Repurchase Program, which authorizes the Company to repurchase up to $25 million of its outstanding common stock.

Commenting on the Company's second quarter results, Andy Hall, President and Chief Executive Officer, stated, "We are pleased to report a 13.6% increase in net income for the second quarter. Inventories were well managed throughout the quarter, and drove a better-than-expected 90 basis point improvement in our gross profit rate."

Mr. Hall continued, "Operationally during the first six months of the year, we increased the number of Goody's stores to 38 with the opening of eighteen new Goody's stores and the rebranding of five non-Goody's stores. We added six Estee Lauder and fifteen Clinique counters during the period, which raised the number of counters to 174 and 167, respectively. We completed the pilot for our markdown optimization tool and are beginning its roll out."

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Commenting on the Company's new Stock Repurchase Program, Mr. Hall stated, "We are very pleased to be in a fiscal position to execute a $25 million stock repurchase program. We believe that the current market value of our shares does not reflect the underlying value of the company and the repurchase program represents an attractive opportunity to deploy capital in a way that will benefit shareholders. Our strong balance sheet, cash flows and business model bode well for the long term prospects of our company."

Third Quarter, Fourth Quarter and Updated Fiscal 2010 Full Year Guidance

For the third and fourth quarters, the Company anticipates that comparable store sales will be in a range from flat to a 2.0% increase. For the fiscal year, the Company is projecting comparable store sales to be in a range of down 0.5% to an increase of 0.5%. The Company noted that the following guidance does not include the accretive impact on EPS from its new $25 million Stock Repurchase Program.

3rd Quarter 2010:

	3Q 2010 OUTLOOK			3Q 2009
Sales ($mm)	$333	-	$340	$325
Diluted EPS	$(0.18)	-	$(0.15)	$(0.19)
Diluted Shares (m)		38,250		38,084

4th Quarter 2010:

	4Q 2010 OUTLOOK			4Q 2009
Sales ($mm)	$444	-	$452	$432
Diluted EPS	$0.76	-	$0.79	$0.72
Diluted Shares (m)		38,500		38,446

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FY 2010:

	FY 2010 OUTLOOK		FY 2009
Sales ($mm)	$1,462 -	$1,477	$1,432
Diluted EPS	$0.90 -	$0.96	$0.75
Diluted Shares (m)	38,590		38,413

Details of $25 million Stock Repurchase Program

Under the Company's new $25 million Stock Repurchase Program, the Company may repurchase its outstanding common stock from time to time up to the approved amount, either on the open market or through privately negotiated transactions. The Stock Repurchase Program will be financed by the Company's existing cash, cash flow and other liquidity sources, as appropriate.

Since the specific timing and amount of repurchases will vary based on market conditions and other factors, there can be no assurance as to the amount, timing or prices of these stock repurchases. Additionally, this Stock Repurchase Program may be modified, extended or terminated by the Company's Board of Directors at any time.

Conference Call Information

The Company will hold a conference call today at 8:30 a.m. Eastern Time to discuss the items contained in this news release. Interested parties can participate in the Company's conference call by dialing 703-639-1414. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestoresinc.com and then clicking on Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on Friday, August 27, 2010.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 777 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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<u>Caution Concerning Forward-Looking Statements</u>

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's sales and EPS outlooks for the third and fourth quarters of the 2010 fiscal year, as well as for the entire 2010 fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2010, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

(Tables to Follow)

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Stage Stores, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except earnings per share)
(Unaudited)


	Thirteen Weeks Ended			
	July 31, 2010		August 1, 2009	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 345,019	100.0%	$ 341,737	100.0%
Cost of sales and related buying, occupancy				
and distribution expenses	240,869	69.8%	241,540	70.7%
Gross profit	104,150	30.2%	100,197	29.3%
Selling, general and administrative expenses	86,355	25.0%	83,854	24.5%
Store opening costs	379	0.1%	465	0.1%
Interest expense, net of income of $21 and $15, respectively	997	0.3%	1,141	0.3%
Income before income tax	16,419	4.8%	14,737	4.3%
Income tax expense	6,092	1.8%	5,644	1.7%
Net income	$ 10,327	3.0%	$ 9,093	2.7%
Basic and diluted earnings per share data:				
Basic earnings per share	$ 0.27		$ 0.24	
Basic weighted average shares outstanding	38,359		38,070	
Diluted earnings per share	$ 0.27		$ 0.24	
Diluted weighted average shares outstanding	38,587		38,467	

(1) Percentages may not foot due to rounding.

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Stage Stores, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except earnings per share)
(Unaudited)


	Twenty-Six Weeks Ended			
	July 31, 2010		August 1, 2009	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 685,061	100.0%	$ 675,303	100.0%
Cost of sales and related buying, occupancy and distribution expenses	491,016	71.7%	490,623	72.7%
Gross profit	194,045	28.3%	184,680	27.3%
Selling, general and administrative expenses	170,204	24.8%	167,460	24.8%
Store opening costs	1,835	0.3%	1,651	0.2%
Interest expense, net of income of $50 and $76, respectively	2,042	0.3%	2,299	0.3%
Income before income tax	19,964	2.9%	13,270	2.0%
Income tax expense	7,439	1.1%	5,082	0.8%
Net income	$ 12,525	1.8%	$ 8,188	1.2%
Basic and diluted earnings per share data:				
Basic earnings per share	$ 0.33		$ 0.22	
Basic weighted average shares outstanding	38,316		38,000	
Diluted earnings per share	$ 0.32		$ 0.21	
Diluted weighted average shares outstanding	38,680		38,350	

(1) Percentages may not foot due to rounding.

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Stage Stores, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except par value)

(Unaudited)


	July 31, 2010	January 30, 2010
ASSETS		
Cash and cash equivalents	$ 83,026	$ 93,714
Merchandise inventories, net	338,899	306,360
Prepaid expenses and other current assets	30,471	27,095
Total current assets	452,396	427,169
Property, equipment and leasehold improvements, net	327,870	342,001
Intangible asset	14,910	14,910
Other non-current assets, net	16,990	16,351
Total assets	$ 812,166	$ 800,431
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 115,012	$ 100,602
Current portion of debt obligations	13,122	12,726
Accrued expenses and other current liabilities	63,895	69,688
Total current liabilities	192,029	183,016
Long-term debt obligations	31,491	38,492
Other long-term liabilities	101,609	102,877
Total liabilities	325,129	324,385
Commitments and contingencies		
Common stock, par value $0.01, 100,000 shares authorized, 56,820 and 56,080 shares issued, respectively	568	561
Additional paid-in capital	510,918	501,800
Less treasury stock - at cost, 18,554 and 18,071 shares, respectively	(295,035)	(288,079)
Accumulated other comprehensive loss	(5,765)	(5,897)
Retained earnings	276,351	267,661
Total stockholders' equity	487,037	476,046
Total liabilities and stockholders' equity	$ 812,166	$ 800,431

Stage Stores, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Twenty-Six Weeks Ended	
	July 31, 2010	August 1, 2009
Cash flows from operating activities:		
Net income	$ 12,525	$ 8,188
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, amortization and impairment of long-lived assets	31,447	30,529
Deferred income taxes	(216)	305
Tax benefits (deficiency) from stock-based compensation	1,103	(373)
Stock-based compensation expense	2,958	3,294
Amortization of debt issue costs	149	145
Excess tax benefits from stock-based compensation	(1,913)	(124)
Deferred compensation obligation	65	71
Amortization of employee benefit related costs	213	260
Construction allowances from landlords	3,924	2,005
Changes in operating assets and liabilities:		
(Increase) decrease in merchandise inventories	(32,539)	4,479
(Increase) decrease in other assets	(3,697)	1,703
Increase in accounts payable and other liabilities	2,970	15,545
Total adjustments	4,464	57,839
Net cash provided by operating activities	16,989	66,027
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(17,193)	(24,304)
Proceeds from insurance related to property, equipment and leasehold improvements	-	578
Net cash used in investing activities	(17,193)	(23,726)
Cash flows from financing activities:		
Proceeds from revolving credit facility borrowings	-	133,225
Payments of revolving credit facility borrowings	-	(133,225)
Proceeds from long-term debt obligations	-	1,585
Payments of long-term debt obligations	(6,605)	(5,946)
Repurchases of common stock	(6,956)	(240)
Proceeds from exercise of stock awards	4,999	879
Excess tax benefits from stock-based compensation	1,913	124
Cash dividends paid	(3,835)	(3,801)
Net cash used in financing activities	(10,484)	(7,399)
Net (decrease) increase in cash and cash equivalents	(10,688)	34,902
Cash and cash equivalents:		
Beginning of period	93,714	26,278
End of period	$ 83,026	$ 61,180